UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 4, 2011

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Textainer Group Holdings Limited (“Textainer” or the “Company”) announced that the planned management changes disclosed in May 2011 became effective as of October 4, 2011.

On May 20, 2011, the Company announced at its annual general meeting that John A. Maccarone, the Company’s President and Chief Executive Officer, would retire later this year as an officer of Textainer but would continue to serve as a member of the Board of Directors. At that time, Textainer also announced that the Board of Directors had appointed Philip K. Brewer, the Company’s Executive Vice President, to be the President and CEO of Textainer and that he would join the Company’s Board of Directors, upon Mr. Maccarone’s retirement. The Board of Directors also appointed, effective upon Mr. Maccarone’s retirement, Robert D. Pedersen, the Company’s Executive Vice President, to be the President and CEO of Textainer Equipment Management Limited, Textainer’s wholly-owned subsidiary which provides container management, acquisition and disposition services for Textainer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2011

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer